

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

Andrew Robinson
Chief Executive Officer
Skyward Specialty Insurance Group, Inc.
800 Gessner Road, Suite 600
Houston, TX 77024-4284

> **Re: Skyward Specialty Insurance Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on May 25, 2023**
> **CIK No. 0001519449**

Dear Andrew Robinson:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Patrick J. O'Malley, Esq.